Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 7 DATED APRIL 30, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020 and March 31, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value per share as of March 31, 2020;
●	Update our offering price per share;
●	Update our risk factors; and
●	Update our plan of operation.

Net Asset Value Per Share as of March 31, 2020

On April 27, 2020, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $9.77 as of March 31, 2020. This NAV per share will be effective until updated by us on or about June 30, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2020.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See “Risk Factors ‒ There can be no assurance that our NAV per share as of March 31, 2020 will be accurate on any given date particularly in light of COVID-19 pandemic,” below.

Updated Offering Price, Distribution Reinvestment Plan Price and

Updated Share Repurchase Program Repurchase Amount

Prior to April 30, 2020, our offering price per share was equal to the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). Our Manager, with the oversight of our board of directors, has been monitoring closely our investments in connection with the global coronavirus (COVID-19) pandemic and the potential impact of the resulting economic disruptions on our tenants, portfolio and value of our investments. Given the unprecedented level of disruption and ongoing uncertainty caused by the COVID-19 pandemic, and after carefully considering the potential impact of COVID-19 on our portfolio, our board of directors has determined that it is in the best interests of our stockholders to change the offering price per share to equal $9.77, our most recently announced NAV per share. This calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts), as set forth in the Offering Circular.)

Risk Factors

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The impact of the COVID-19 pandemic and measures to prevent its spread could negatively impact our businesses in a number of ways, including our residents’ ability or willingness to pay rents and the demand for multifamily communities within the markets we operate. In some cases, we may restructure residents’ rent obligations, and may not do so on terms as favorable to us as those currently in place. In the event of resident nonpayment, default or bankruptcy, we may incur costs in protecting our investment and re-leasing our property. Additionally, local and national authorities may expand or extend certain measures imposing restrictions on our ability to enforce tenants’ contractual rental obligations.

The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you conditions will not continue to deteriorate as a result of the pandemic. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio as residents reduce or defer their spending.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of shares of our common stock.

There can be no assurance that our NAV per share as of March 31, 2020 will be accurate on any given date particularly in light of COVID-19 pandemic.

Our NAV is based on internal valuations of equity and debt-like investments utilizing methods, inputs and estimates that are inherently subjective. In addition, internal valuations are based in large part on information available as of the end of a given calendar quarter, and market, property and other conditions may change materially thereafter. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. Accordingly, such internal valuations may not accurately reflect the actual market value of our assets, and, thus, investors may make decisions as to whether to invest in or redeem shares without complete and accurate valuation information. In particular, the COVID-19 pandemic and the economic impact arising from both the virus and actions taken to mitigate its spread may impact the value of our assets and availability of debt, and the value of equity, debt and debt like investments may not take such factors into account, including the duration of the outbreak, its escalation or mitigation efforts.

Accordingly, there can be no assurance that our NAV, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any investment would be at a price equivalent to the last estimated value of such investment. If, at any time, our NAV is lower than the true value of our assets and liabilities, those investors that redeem all or some of their shares at such time will be underpaid and those investors that retain their shares will be adversely affected if more shares are issued than redeemed at the lower price. Conversely, if our NAV is higher than the true value of our assets and liabilities, investors that purchase shares at such time will overpay, and if repurchases of shares based on a higher NAV were to exceed purchases of shares at that value, those investors that do not have their shares repurchased will be adversely affected.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

The Clover on Park Lane — Dallas, TX

As previously disclosed, on August 31, 2017, we acquired a $4,000,000 joint-venture limited partnership equity investment in connection with the acquisition of a 343-unit multifamily apartment community located in Dallas, Texas. An entity managed by an affiliate of Realty Mogul, Co. also made an equity investment in this transaction. We acquired the investment for a purchase price of $4,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co., which we subsequently paid back in full. The sponsor of the transaction refinanced its acquisition loan with a new senior loan. The term of the senior loan is ten years, with interest-only payments for three years. The senior loan’s interest rate is floating at one-month LIBOR plus 207 basis points with a cap of 5.5%. The refinancing returned approximately 50% of the original investment.

Plano Multifamily Portfolio – Plano, TX

As previously disclosed, on January 9, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of two garden-style apartment communities compromising 156 units located at 1809 G Avenue in Plano, Texas. An entity managed by an affiliate of Realty Mogul, Co. also made an equity investment in this transaction. We acquired the investment for a purchase price of $1,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co., which we subsequently paid back in full. The sponsor of the transaction refinanced its acquisition loan with a new senior loan. The term of the senior loan is ten years, with interest-only payments for five years. The senior loan’s interest rate is a floating rate at one-month LIBOR plus 247 basis points with a cap of 5.97%. The refinancing returned approximately 50% of the original investment.